EXHIBIT 99.2

Fourth Quarter 2000 Review [1]



January 16, 2001

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
FORWARD-LOOKING STATEMENT DISCLOSURE

The conference call and discussion, including related questions and answers, and presentation materials, contain forward-looking statements about issues like core earnings trends for fiscal year 2001, anticipated first quarter and full-year 2001 earnings, anticipated level of net loan charge-offs and nonperforming assets and anticipated improvement in profitability and competitiveness. Forward-looking statements by their nature are subject to assumptions, risks and uncertainties. Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including: changes in interest rates; continued softening in the economy which could materially impact credit quality trends and the ability to generate loans; failure of the capital markets to function consistent with customary levels; delay in or inability to execute strategic initiatives designed to grow revenues and/or manage expenses; consummation of significant business combinations or divestitures; changes in law imposing new legal obligations or restrictions or unfavorable resolution of litigation; and changes in accounting, tax or regulatory practices or requirements.



Fourth Quarter Review Outline

- ➢ **Introduction**   **B. Somers**
- ➢ **Strategic Highlights**   **H. Meyer**
- ➢ **Financial Review**   **L. Irving**
- ➢ **Asset Quality**   **K. Blakely**
- ➢ **Wrap up / Q&A**   **B. Somers**



Strategic Highlights

- ➢ Pivotal year- strong fourth quarter

- ➢ Consolidated retail businesses into a single Consumer Banking organization

- ➢ Competitiveness initiative producing results

- ➢ Credit quality 2001- industry wild card



Competitiveness Initiative

	Target	Achieved
FTE Reductions	4,000	2,400

PEG Implementation:

2,000 "GO" Ideas  40% Completed
31% In Progress
29% Still to come

Financial Overview
Fourth Quarter 2000

➢ **Core EPS of $0.63**

➢ **Higher net interest margin**

➢ **Good growth in fee income**

➢ **Core net charge-offs: 0.57%**

➢ **Strong expense discipline**



Statement of Income-<u>Reported</u>

in millions, except per share data	<u>4Q99</u>	<u>1Q00</u>	<u>2Q00</u>	<u>3Q00</u>	<u>4Q00</u>
Net Interest Income (TE)	$713	$678	$680	$691	$709
Loan Loss Provision	83	183	68	131	108
Noninterest Income	672	806	475	405	508
Noninterest Expense	885	727	698	787	705
Income Before Taxes (TE)	417	574	389	178	404
Income Taxes & TE adj.	153	207	141	57	138
Net Income	$ 264	$367	$248	$121	$266
EPS - Assuming Dilution	$0.59	$0.83	$0.57	$0.28	$0.62
Avg. Common Shares O/S					
Assuming Dilution	449.7	443.8	436.0	432.0	430.6



Significant Non-Core Items

in millions, except per share data	4Q99	1Q00	2Q00	3Q00	4Q00
Net Interest Income (TE)	$(1)	$ 1	-	-	-
Loan Loss Provision	-	121	-	$ 27	$ 13
Noninterest Income	164	330	-	(55)	-
Noninterest Expense	164	9	$ 2	115	(3)
Income (Loss) Before Taxes (TE)	(1)	201	(2)	(197)	(10)
Income Taxes and TE adj.	(1)	77	(1)	(73)	(4)
Net Income (Loss)	$ -	$124	$(1)	$(124)	$(6)

4Q99	Long Island gain, restructuring and other one-time charges
1Q00	Credit card gain, loan loss provision methodology change, restructuring and other one-time net charges
2Q00	Software write-off
3Q00	Investment portfolio reconfiguration, additional loan loss provision, restructuring and other one-time charges
4Q00	Adjustment to loan loss provision (FFIEC), restructuring credit and other one-time charges

Statement of Income-Core

in millions, except per share data	4Q99	1Q00	2Q00	3Q00	4Q00
Net Interest Income (TE)	$714	$677	$680	$691	$709
Loan Loss Provision	83	62	68	104	95
Noninterest Income	508	476	475	460	508
Noninterest Expense	721	718	696	672	708
Income Before Taxes (TE)	418	373	391	375	414
Income Taxes & TE adj.	154	130	142	130	142
Net Income	$264	$243	$249	$ 245	$272
Avg. Common Shares O/S					
Assuming Dilution	449.7	443.8	436.0	432.0	430.6
EPS - Core	$0.59	$0.55	$0.57	$0.57	$0.63
EPS - Adjusted Core	$0.56	$0.53	$0.57	$0.57	$0.63



Core Net Interest Income & Margin (TE)

in millions



	4Q 99	1Q 00	2Q 00	3Q 00	4Q 00
Net Interest Margin	3.88%	3.68%	3.68%	3.68%	3.71%
Avg. Earning Assets	$73,081	$73,679	$73,858	$74,709	$76,036



Noninterest Income

in millions	4Q99	1Q00	2Q00	3Q00	4Q00
Recurring Items					
1. Trust & Invest Services Inc.	$154	$160	$150	$148	$150
2. Inv. Banking & Cap. Mkts. Inc.	111	89	98	91	94
3. Service Charges on Deposits	84	86	85	85	85
4. COLI Income	31	25	25	28	31
5. L/C & Loan Fees	29	23	24	26	34
6. Credit Card Fees	16	6	2	1	2
7. Net Loan Securitization (G/L)	1	2	7	(2)	1
8. Electronic Banking Fees	16	15	17	18	18
9. Other Income	66	70	67	65	93
Core Noninterest Income	**508**	**476**	**475**	**460**	**508**
Non-core Items	164	330	-	(55)	-
Total Noninterest Income	**$672**	**$806**	**$475**	**$405**	**$508**



Noninterest Expense

in millions	4Q99	1Q00	2Q00	3Q00	4Q00
Recurring Items					
1. Personnel	$374	$382	$361	$342	$360
2. Net Occupancy & Equipment	106	105	98	96	97
3. Computer Processing	63	59	60	59	62
4. Marketing	22	22	31	29	28
5. Amortization of Intangibles	25	25	25	26	25
6. Professional Fees	20	19	21	18	19
7. Postage & Delivery	19	17	17	15	16
8. Telecommunications	14	14	13	12	12
9. Other Expense	78	75	70	75	89
Core Noninterest Expense	721	718	696	672	708
Non-core Items	164	9	2	115	(3)
Total Noninterest Expense	$885	$727	$698	$787	$705

Net Charge-offs by Loan Type

in millions	4Q99	1Q00	2Q00	3Q00	4Q00
Commercial	$29.3	$27.0	$36.3	$60.6	$43.0
Real Estate - Residential	1.4	0.7	1.1	0.7	1.0
Home Equity	2.5	3.1	3.5	2.6	3.9
Consumer	30.9	31.2	27.9	40.2	46.0
Credit Card	18.0	-	-	-	-
Loans Held for Sale	0.9	0.6	0.7	0.9	1.0
Core Net C/O	**83.0**	**62.6**	**69.5**	**105.0**	**94.9**
Non-Core Net C/O					
Credit Card	-	14.8	(1.7)	(0.6)	-
FFIEC	-	56.6	-	-	12.9
Total Net C/O	**$83.0**	**$134.0**	**$67.8**	**$104.4**	**$107.8**



Provision vs. Net Charge-offs



in millions

	Loan Loss Provision
	Net Charge-offs
	Non-core

| Net C/O % | 0.52% | 0.39%* | 0.43% | 0.63% | 0.57%* |

* Excludes FFIEC and one-time items



Asset Quality Indicators

in millions	4Q99	1Q00	2Q00	3Q00	4Q00
Nonperforming Loans	$447	$473	$545	$592	$650
to EOP Loans	0.70%	0.74%	0.83%	0.89%	0.97%
Nonperforming Assets	$473	$497	$577	$617	$672
to EOP Loans+OREO+Other NPA	0.74%	0.78%	0.88%	0.93%	1.00%
Core Net C/O	$ 83	$ 62*	$ 70	$105	$ 95*
to Average Loans	0.52%	0.39%*	0.43%	0.63%	0.57%*
Allowance	$930	$979	$979	$1,001	$1,001
to Total Loans	1.45%	1.53%	1.49%	1.51%	1.50%
to Nonperforming Loans	208%	207%	180%	169%	154%

* Excludes FFIEC and one-time items



Core Earnings Trends- F.Y. 2001

Earning Assets	**Modest increase**
Net Interest Margin	**Relatively stable**
Noninterest Income	**Modest increase**
Noninterest Expense	**Slight increase**
Tax Rate	**Relatively stable**
Shares Outstanding	**Modest decline**

Asset Quality:

Core Net Charge-offs	**Up**
NPA	**Up**

